SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                           FORM 11-K



(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

	 For the fiscal year end December 31, 1996
                         	OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

For the transition period from                 to
                 Commission file number 1-12454

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          	RUBY TUESDAY, INC. SALARY DEFERRAL PLAN


  B. Name of issuer of the securities held pursuant to the Plan and address of its principal executive office:

                         RUBY TUESDAY, INC.
                          P.O. Box 160266
                        Mobile, Alabama  36625




Exhibit index appears at page 2. This report contains a total of 20 pages.



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                            	EXHIBIT INDEX



Exhibit                                                Page
Number          Description                           Number


 13	         	Annual Report to Security-Holders		        5
 23           Consent of Independent Auditors           20


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                            SIGNATURES



Ruby Tuesday, Inc. Salary Deferral Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Ruby Tuesday, Inc. Salary Deferral Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                Ruby Tuesday, Inc.
                               Salary Deferral Plan
                                 (Name of Plan)





Date   June 26, 1997            /s/ Dolph Von Arx
                                Dolph Von Arx
                                Director; Chairman, Compensation
                                Committee
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